

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

David Farber
Chief Financial Officer
Infinite Acquisition Corp.
745 Fifth Avenue, 15th Floor
New York, NY 10151

   Re: Infinite Acquisition Corp.
     Form 10-K for the Year Ended December 31, 2021
     Filed March 24, 2022
     File No. 001-41087

Dear David Farber:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Wendy Modlin